EXHIBIT 99.27

NEWS RELEASE DATED OCTOBER 5, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	5th October 2010

TASMAN COMPLETES AIRBORNE GEOPHYSICAL SURVEY AT OTANMÄKI RARE EARTH ELEMENT - NIOBIUM PROJECT IN FINLAND

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) TSXV – TSM; Frankfurt - T61 - Pink Sheets - TASXF. Mr Mark Saxon, President & CEO, announces the completion of a 1300 line km airborne magnetic and radiometric survey covering the Company’s 100% owned Otanmäki rare earth element (REE) – niobium (Nb) project in central Finland.  The survey was conducted by Precision GeoSurveys Inc of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, with excellent infrastructure including railway access within 2 km of the claim boundary.  Tasman holds a 100% interest in claim applications and claim reservations at Otanmäki project totaling 10,954 hectares in size.  Previous sampling from the project shows high grades of REE’s, niobium (Nb) and tantalum (Ta) associated with extensive mineralized boulder trains.  As reported by Tasman in a press release dated 14th September 2010, 44 boulder samples from the property returned an average of 0.91% Nb2O5, 0.33% Y2O3 and, 421 ppm Ta2O5.

Numerous high priority radiometric/magnetic anomalies have been identified for follow-up, many of which are associated with known mineralized trends.  Ground checking of anomalous areas with mapping and sampling is now underway.

”Tasman’s work has shown that the REE - Nb mineralization in boulders and historic drilling is often associated with both magnetic and naturally radioactive minerals” said Mark Saxon, Tasman’s President & CEO.  “Therefore, this new high quality aeromagnetic and radiometric survey gives us the potential to directly detect mineralization, and significantly shortcut our pathway to discovery.”

REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman hold numerous claims and claim applications across mining friendly regions in Scandinavia with potential for REE’s, and is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN